                                UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                           Daleen Technologies, Inc.
                        -----------------------------
                                (Name of Issuer)

                                  Common Stock
                    -------------------------------------
                        (Title of Class of Securities)

                                 23427N 10-4
                    -------------------------------------
                                (CUSIP Number)

David J. Schwartz, Esq.                             Martha D. Vorlicek
Debevoise & Plimpton                                HarbourVest Partners, LLC
919 Third Avenue                                    One Financial Center
New York, NY 10022                                  Boston, MA  02111
(212) 909-6000                                      (617) 348-3707

             ---------------------------------------------------

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
                                Communications)

                              December 20, 2002
                             -------------------
           (Date of event which requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the following pages)

(1) Names of Reporting Persons                  HarbourVest Partners, LLC
    I.R.S. Identification                       I.R.S. No. 04-3335829
    Nos. of Above Persons (entities only)
--------------------------------------------------------------------------------
(2) Check the Appropriate Box                   (a)
    if a Member of a Group                      (b)
--------------------------------------------------------------------------------
(3) SEC Use Only
--------------------------------------------------------------------------------
(4) Source of Funds                             00
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal
Proceedings is Required Pursuant to
Items 2(d) or 2(e)
--------------------------------------------------------------------------------
(6) Citizenship or Place of
    Organization                                Delaware
--------------------------------------------------------------------------------
Number of Shares        (7)     Sole Voting Power
Beneficially Owned              19,270,679*
by Each Reporting
Person With
                       --------------------------------
                        (8) Shared Voting Power
                            -0-
                       --------------------------------
                        (9) Sole Dispositive Power
                            19,270,679*
                       --------------------------------
                       (10) Shared Dispositive Power
                            -0-
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially
     Owned by Each Reporting Person             19,270,679
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount
in Row (11) Excludes Certain Shares
--------------------------------------------------------------------------------
(13) Percent of Class Represented
     by Amount in Row 11                        31.4%
--------------------------------------------------------------------------------
(14) Type of Reporting Person                   IA
--------------------------------------------------------------------------------
 * See Item 4.

(1) Names of Reporting Persons                  D. Brooks Zug
    I.R.S. Identification
    Nos. of Above Persons (entities only)
--------------------------------------------------------------------------------
(2) Check the Appropriate Box                   (a)
    if a Member of a Group                      (b)
--------------------------------------------------------------------------------
(3) SEC Use Only
--------------------------------------------------------------------------------
(4) Source of Funds                             00
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal
    Proceedings is Required Pursuant
    to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
(6) Citizenship or Place of
    Organization                                U.S.A.
--------------------------------------------------------------------------------
Number of Shares                (7) Sole Voting Power
Beneficially Owned                  -0-
by Each Reporting
Person With                    --------------------------------
                                (8) Shared Voting Power
                                    19,270,679
                               --------------------------------
                                (9) Sole Dispositive Power
                                    -0-
                               --------------------------------
                               (10) Shared Dispositive Power
                                    19,270,679
                               --------------------------------

(11) Aggregate Amount Beneficially
     Owned by Each Reporting Person             19,270,679
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in
     Row (11) Excludes Certain Shares
--------------------------------------------------------------------------------
(13) Percent of Class Represented
     by Amount in Row 11                        31.4%
--------------------------------------------------------------------------------
(14) Type of Reporting Person                   IN
--------------------------------------------------------------------------------

(1) Names of Reporting Persons                  Edward W. Kane
    I.R.S. Identification
    Nos. of Above Persons (entities only)
--------------------------------------------------------------------------------
(2) Check the Appropriate Box                   (a)
        if a Member of a Group                  (b)
--------------------------------------------------------------------------------
(3) SEC Use Only
--------------------------------------------------------------------------------
(4) Source of Funds                              00
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal
    Proceedings is Required Pursuant
    to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
(6) Citizenship or Place of
    Organization                                U.S.A.
--------------------------------------------------------------------------------
Number of Shares                (7)     Sole Voting Power
Beneficially Owned                      -0-
by Each Reporting Person With
                                --------------------------------
                                (8)     Shared Voting Power
                                        19,270,679
                                --------------------------------
                                (9)     Sole Dispositive Power
                                        -0-
                                --------------------------------
                                (10)    Shared Dispositive Power
                                        19,270,679
                                --------------------------------

(11) Aggregate Amount Beneficially
     Owned by Each Reporting Person             19,270,679
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount
     in Row (11) Excludes Certain Shares
--------------------------------------------------------------------------------
(13) Percent of Class Represented
     by Amount in Row 11                        31.4%
--------------------------------------------------------------------------------
(14) Type of Reporting Person                   IN
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons                  HVP V-Direct Associates LLC
     I.R.S. Identification                       I.R.S. No. 04-3349950
     Nos. of Above Persons (entities only)
--------------------------------------------------------------------------------
(2) Check the Appropriate Box                   (a)
    if a Member of a Group                      (b)
--------------------------------------------------------------------------------
(3) SEC Use Only
--------------------------------------------------------------------------------
(4) Source of Funds                              WC
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal
    Proceedings is Required Pursuant
    to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
(6) Citizenship or Place of
    Organization                                Delaware
--------------------------------------------------------------------------------
Number of Shares                (7)     Sole Voting Power
Beneficially Owned                      -0-
by Each Reporting
Person With
                                --------------------------------
                                (8)     Shared Voting Power
                                        3,818,063
                                --------------------------------
                                (9)     Sole Dispositive Power
                                        -0-
                                --------------------------------
                                (10)    Shared Dispositive Power
                                        3,818,063
                                --------------------------------

(11) Aggregate Amount Beneficially
     Owned by Each Reporting Person             3,818,063
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in
     Row (11) Excludes Certain Shares
--------------------------------------------------------------------------------
(13) Percent of Class Represented
     by Amount in Row 11                        8.3%
--------------------------------------------------------------------------------
(14) Type of Reporting Person                   PN
--------------------------------------------------------------------------------

(1) Names of Reporting Persons                 HVP VI-Direct Associates LLC
    I.R.S. Identification                      I.R.S. No. 04-3464301
    Nos. of Above Persons (entities only)
--------------------------------------------------------------------------------
(2) Check the Appropriate Box                   (a)
    if a Member of a Group                      (b)
--------------------------------------------------------------------------------
(3) SEC Use Only
--------------------------------------------------------------------------------
(4) Source of Funds                             WC
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal
    Proceedings is Required Pursuant
    to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
(6) Citizenship or Place of
    Organization                                Delaware
--------------------------------------------------------------------------------
Number of Shares                (7)     Sole Voting Power
Beneficially Owned                      -0-
by Each Reporting Person With
                                --------------------------------
                                (8)     Shared Voting Power
                                        15,452,616
                                --------------------------------
                                (9)     Sole Dispositive Power
                                        -0-
                                --------------------------------
                                (10)    Shared Dispositive Power
                                        15,452,616
                                --------------------------------

(11) Aggregate Amount Beneficially
     Owned by Each Reporting Person             15,452,616
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in
     Row (11) Excludes Certain Shares
--------------------------------------------------------------------------------
(13) Percent of Class Represented
     by Amount in Row 11                        25.2%
--------------------------------------------------------------------------------
(14) Type of Reporting Person                   PN
--------------------------------------------------------------------------------

(1) Names of Reporting Persons          HarbourVest Partners V-Direct Fund L.P.
    I.R.S. Identification               I.R.S. No. 04-3349952
    Nos. of Above Persons (entities only)
--------------------------------------------------------------------------------
(2) Check the Appropriate Box                   (a)
if a Member of a Group                          (b)
--------------------------------------------------------------------------------
(3) SEC Use Only
--------------------------------------------------------------------------------
(4) Source of Funds                             WC
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal
    Proceedings is Required Pursuant
    to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
(6) Citizenship or Place of
    Organization                                Delaware
--------------------------------------------------------------------------------
Number of Shares                (7)     Sole Voting Power
Beneficially Owned                      -0-
by Each Reporting Person With
                                --------------------------------
                                (8)     Shared Voting Power
                                        3,818,063
                                --------------------------------
                                (9)     Sole Dispositive Power
                                        -0-
                                --------------------------------
                                (10)    Shared Dispositive Power
                                        3,818,063
                                --------------------------------

(11) Aggregate Amount Beneficially
     Owned by Each Reporting Person             3,818,063
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in
     Row (11) Excludes Certain Shares
--------------------------------------------------------------------------------
(13) Percent of Class Represented by
     Amount in Row 11                           8.3%
--------------------------------------------------------------------------------
(14) Type of Reporting Person                   PN
--------------------------------------------------------------------------------

(1) Names of Reporting Persons          HarbourVest Partners VI-Direct Fund L.P.
    I.R.S. Identification               I.R.S. No. 04-3464307
    Nos. of Above Persons (entities only)

(2) Check the Appropriate Box                   (a)
    if a Member of a Group                      (b)

(3) SEC Use Only

(4) Source of Funds                              WC

(5) Check if Disclosure of Legal
    Proceedings is Required Pursuant
    to Items 2(d) or 2(e)

(6) Citizenship or Place of
    Organization                                Delaware

Number of Shares                (7)     Sole Voting Power
Beneficially Owned                      -0-
by Each Reporting Person With

                                (8)     Shared Voting Power
                                        15,452,616

                                (9)     Sole Dispositive Power
                                        -0-

                                (10)    Shared Dispositive Power
                                        15,452,616

(11) Aggregate Amount Beneficially
     Owned by Each Reporting Person             15,452,616

(12) Check if the Aggregate Amount in
     Row (11) Excludes Certain Shares

(13) Percent of Class Represented
     by Amount in Row 11                        25.2%

(14) Type of Reporting Person                   PN

                       CONTINUATION PAGES TO SCHEDULE 13D
                                AMENDMENT NO. 3

This Amendment No. 3 to the Statement on Schedule 13D, filed by HarbourVest Partners, LLC ("HarbourVest"), D. Brooks Zug ("Zug"), Edward W. Kane ("Kane"), HVP V-Direct Associates LLC ("Associates V"), HarbourVest Partners V-Direct Fund L.P. ("Fund V"), HVP VI-Direct Associates LLC ("Associates VI"), and HarbourVest Partners VI-Direct Fund L.P. ("Fund VI") (together the "Reporting Persons"), relates to the Common Stock of Daleen Technologies, Inc., a Delaware corporation (herein referred to as "Daleen" or "Issuer"), and further supplements and amends the Statement on Schedule 13D originally filed by each of the Reporting Persons, other than Associates V and Fund V, on June 16, 2001, as amended by Amendment No. 1 to the Statement on Schedule 13D, dated August 20, 2001, and Amendment No. 2 filed by each of the Reporting Persons, including Associates V and Fund V, dated October 24, 2002.

Item 4.  Purpose of Transaction.

         Item 4 is supplemented by the addition of the following:

         On December 20, 2002, the transactions contemplated by the Asset Purchase Agreement were consummated. Abiliti sold to Acquisition Sub the goodwill and substantially all of its assets for consideration consisting of 11,406,284 shares of Common Stock, 115,681 shares of Series F Preferred Stock, and Warrants to purchase 5,666,069 shares of Common Stock, with an exercise price of $0.906 per share, plus the assumption of certain specified liabilities (the "Asset Purchase"). Each share of Series F Preferred Stock is immediately convertible into 122.4503 shares of Common Stock. Accordingly, the securities received by Abiliti represented approximately 47.96% of the shares of Common Stock outstanding after giving effect to the consummation of the Asset Purchase and of the transactions contemplated by the Investment Agreement.

         In addition, upon consummation of the Asset Purchase on December 20, 2002, the Voting Agreement terminated in accordance with its terms. The Supplemental Voting Agreement will remain in effect through the 2003 annual meeting of the stockholders of Daleen.

         All references to, and summaries of the Asset Purchase Agreement, the Investment Agreement, the Voting Agreement and the Supplemental Voting Agreement in this Schedule 13D are qualified in their entirety by reference to such documents, the full text of which was filed on October 24, 2002 as Exhibits 9, 10, 11 and 12 to Amendment No. 2 to the Statement on Schedule 13D, and which are incorporated herein by reference.

         Item 5. Interest in Securities of the Issuer.

         Items 5(a), (b) and (c) are amended in their entirety to read as follows:

         (a) HarbourVest, as the result of its position as the sole managing member of Associates V and Associates VI, and Zug and Kane, as the result of their positions as managing members of HarbourVest, may each be deemed to beneficially own an aggregate of 19,270,679 shares of Common Stock, or 31.4% of Common Stock currently outstanding (based on 45,847,865 shares of Daleen's Common Stock currently outstanding following consummation of the transactions described in Item 4 above), as a result of their beneficial ownership of:

                  (i) 3,818,063 shares of Common Stock held by Fund V; and

                  (ii) 15,452,616 shares of Common Stock, assuming conversion of 90,139 shares of Series F Preferred (at a Series F Preferred conversion price of $0.9060 per share) into 11,037,548 shares of Common Stock and exercise of the Series F Warrants for 36,056 shares of Series F Preferred and the conversion of such 36,056 shares of Series F Preferred (at a Series F Preferred conversion price of $0.9060 per share) into 4,415,068 shares of Common Stock, held by Fund VI.

         Kane and Zug disclaim beneficial ownership over any of the reported securities which they may be deemed to beneficially own, except to the extent of their pecuniary interest therein.

         Associates V, as the result of its position as the sole general partner of Fund V, and Fund V, as record and ultimate owner of shares of Common Stock, may each be deemed to beneficially own 3,818,063 shares of Common Stock, or 8.3% of Common Stock currently outstanding.

         Associates VI, as the result of its position as the sole general partner of Fund VI, and Fund VI, as record and ultimate owner of the Series F Preferred and Series F Warrants, may be deemed to beneficially own 15,452,616 shares of Common Stock, or 25.2% of Common Stock currently outstanding, assuming conversion of 90,139 shares of Series F Preferred (at a Series F Preferred conversion price of $0.9060 per share) into 11,037,548 shares of Common Stock, and exercise of the Series F Warrants for 36,056 shares of Series F Preferred and the conversion of such 36,056 shares of Series F Preferred (at a Series F Preferred conversion price of $0.9060 per share) into 4,415,068 shares of Common Stock, held by Fund VI.

         (b) HarbourVest, as the result of its position as the sole managing member of Associates V and Associates VI, may be deemed to have the sole power to vote or direct the vote of and to dispose of or to direct the disposition of:

                  (i) 3,818,063 shares of Common Stock held by Fund V; and

                  (ii) 15,452,616 shares of Common Stock, assuming conversion of 90,139 shares of Series F Preferred (at a Series F Preferred conversion price of $0.9060 per share) into 11,037,548 shares of Common Stock and exercise of the Series F Warrants for 36,056 shares of Series F Preferred and the conversion of such 36,056 shares of Series F Preferred (at a Series F Preferred conversion price of $0.9060 per share) into 4,415,068 shares of Common Stock, held by Fund VI.

         Kane and Zug, as the result of their position as managing members of HarbourVest, may be deemed to share power to vote or direct the vote of and to dispose of or to direct the disposition of:

                  (i) 3,818,063 shares of Common Stock held by Fund V; and

                  (ii) 15,452,616 shares of Common Stock, assuming conversion of 90,139 shares of Series F Preferred (at a Series F Preferred conversion price of $0.9060 per share) into 11,037,548 shares of Common Stock and exercise of the Series F Warrants for 36,056 shares of Series F Preferred and the conversion of such 36,056 shares of Series F Preferred (at a Series F Preferred conversion price of $0.9060 per share) into 4,415,068 shares of Common Stock, held by Fund VI.

         Associates V, as the result of its position as the sole general partner of Fund V, and Fund V, as record and ultimate owner of shares of Common Stock, may be deemed to share power to vote or direct the vote of and to dispose of or to direct the disposition of 3,818,063 shares of Common Stock held by Fund V.

         Associates VI, as the sole general partner of Fund VI, and Fund VI, as record and ultimate owner of the Series F Preferred and Series F Warrants, may be deemed to share power to vote or direct the vote of and to dispose of or to direct the disposition of 15,452,616 shares of Common Stock, assuming conversion of 90,139 shares of Series F Preferred (at a Series F Preferred conversion price of $0.9060 per share) into 11,037,548 shares of Common Stock and exercise of the Series F Warrants for 36,056 shares of Series F Preferred and the conversion of such 36,056 shares of Series F Preferred (at a Series F Preferred conversion price of $0.9060 per share) into 4,415,068 shares of Common Stock, held by Fund VI.

         (c) On September 12, 2002, the Warrant held by Fund V for the purchase of 1,250,000 shares of Common Stock expired in accordance with its terms, without payment of any consideration to Fund V.

Item 7. Material to be Filed as Exhibits

Exhibit 14. Joint Filing Agreement, dated January 2, 2003 (filed herewith).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 2, 2003
                                 HARBOURVEST PARTNERS, LLC

                                 By: /s/  Martha D Vorlicek
                                     -------------------------------------------
                                 Name:  Martha D. Vorlicek
                                 Title: Member


                                   /s/  Edward W. Kane
                                 -------------------------------------------
                                 Edward W. Kane

                                   /s/  D. Brooks Zug
                                 -------------------------------------------
                                 D. Brooks Zug


                                 HVP V-DIRECT ASSOCIATES LLC
                                 By:  HARBOURVEST PARTNERS,
                                 LLC
                                 Its Managing Member


                                 By:  /s/  Martha D. Vorlicek
                                     -------------------------------------------
                                 Name:  Martha D. Vorlicek
                                 Title: Member

                                 HARBOURVEST PARTNERS V-
                                 DIRECT FUND L.P.
                                 By:  HVP V-DIRECT ASSOCIATES
                                 LLC
                                 Its General Partner
                                 By:  HARBOURVEST PARTNERS,
                                 LLC
                                 Its Managing Member


                                 By: /s/  Martha D. Vorlicek
                                     -------------------------------------------
                                 Name:  Martha D. Vorlicek
                                 Title: Member

                                 HVP VI-DIRECT ASSOCIATES LLC
                                 By:  HARBOURVEST PARTNERS, LLC
                                 Its Managing Member


                                 By:  /s/  Martha D. Vorlicek
                                     -------------------------------------------
                                 Name:  Martha D. Vorlicek
                                 Title: Member

                                 HARBOURVEST PARTNERS VI-DIRECT
                                 FUND L.P.
                                 By:  HVP VI-DIRECT ASSOCIATES LLC
                                 Its General Partner
                                 By:  HARBOURVEST PARTNERS, LLC
                                 Its Managing Member


                                 By: /s/  Martha D. Vorlicek
                                     -------------------------------------------
                                 Name:  Martha D. Vorlicek
                                 Title: Member